

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2010

Paul Herendeen
Executive Vice President and Chief Financial Officer
Warner Chilcott plc
Unit 19 Ardee Business Park
Hale Street
Ardee, Co. Louth,
Ireland

> **Re:** **Warner Chilcott plc**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010**
> **File No. 000-53772**

Dear Mr. Herendeen:

We have reviewed your November 12, 2010 response to our October 20, 2010 letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Item 1 Business
Research and Development
Product Pipeline, page 11

1. Please refer to your response to comment one. We believe the breakdown you provided of research and development costs by the amount that is unallocated, milestones paid, regulatory expenses, and allocated amounts to specific research and development products is useful information that should be disclosed. We also believe the amount spent on pre-clinical vs. clinical trials should be disclosed.

2. The information you provided highlights that you have spent a relatively significant amount of costs on one product and the costs incurred on other products have increased or decreased significantly from period to period. Disclosure of this type of information indicates that the company is concentrating on certain products at any point in time. For that reason, we believe the costs incurred for each period for any products which you

deem significant should be disclosed. That information helps an investor understand how much is being spent on products which you deem may be significant in the future at a given point in time. Significance should not be synonymous only with products already approved, but should also be considered for products for which the company is developing. If any products that the company deems significant experiences results which are not favorable, disclosure is required. For example, disclosure would be required of the decision to halt research and development for WC3018 and the effects of halting its development on future results of operations and financial position, if that product was considered significant before it was halted.

3. Please clarify if the amounts included in the disclosed and undisclosed products are synonymous with significant and insignificant products. Also, please clarify the phase of development for each product in both the disclosed and undisclosed sections.

You may contact Tabatha Akins, Staff Accountant (202) 551-3658 or Mary Mast, Senior Staff Accountant at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant